Aflac Incorporated 2nd Quarter 2011 Form 10-Q

EXHIBIT 11

Aflac Incorporated and Subsidiaries

Computation of Earnings Per Share

	Three Months Ended June 30,		Six Months Ended June 30,
	2011	2010	2011	2010
Numerator (In millions):
Basic and diluted: net earnings applicable to common stock	$280	$581	$674	$1,217

Denominator (In thousands):
Weighted-average outstanding shares used in the computation of earnings per share - basic	466,498	468,824	467,317	468,377
Dilutive effect of share-based awards	3,254	3,715	3,673	4,120
Weighted-average outstanding shares used in the computation of earnings per share - diluted	469,752	472,539	470,990	472,497

Earnings per share:
Basic	$.60	$1.24	$1.44	$2.60
Diluted	.60	1.23	1.43	2.58